UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Guidance Software, Inc.

(Name of Subject Company)

Galileo Acquisition Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

401692108

(Cusip Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Executive Vice President, Chief Legal Officer and Corporate Development

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Aaron J. Meyers, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$237,305,991	$27,504

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (a) the product of (x) 33,431,155 shares of common stock issued and outstanding, minus 457,335 shares owned by Open Text Corporation as of August 3, 2017 and (y) the offer price of $7.10 per share and (b) the product of (x) 449,559 shares (using the treasury stock method) issuable upon the exercise of outstanding options with an exercise price less than the offer price of $7.10 per share and (y) the offer price of $7.10 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Galileo Acquisition Sub Inc., a Delaware corporation (“Purchaser”) that is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all shares of common stock of Guidance Software, Inc., a Delaware corporation (“Guidance”), par value $0.001 per share (each, a “Share”), that are issued and outstanding, at a price of $7.10 per Share, in cash, without interest, and net of applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 8, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Guidance Software, Inc., a Delaware corporation. Guidance’s principal executive offices are located at 1055 E. Colorado Blvd, Pasadena, CA 91106. Guidance’s telephone number at such address is (626) 229-9191.

(b) This Schedule TO relates to the issued and outstanding shares of common stock, par value $0.001 per share, of Guidance. According to Guidance, as of the closing of business on August 3, 2017, there were an aggregate of 33,431,155 Shares issued and outstanding and outstanding options to purchase 449,559 Shares (using the treasury stock method). As of the date of the Offer to Purchase, OpenText holds 457,335 Shares.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is being filed by Purchaser and OpenText. The information set forth in Section 9 — “Certain Information Concerning Purchaser and OpenText” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and OpenText,” “Background of the Offer; Contacts with Guidance” and “Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11 — “Price Range of Shares; Dividends,” “Certain Effects of the Offer” and “Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser and OpenText” and “Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16 — “Background of the Offer; Contacts with Guidance,” “Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and OpenText,” “Background of the Offer; Contacts with Guidance” and “Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for Guidance; Merger Agreement and Other Agreements,” “Conditions to the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 12 and 15 — “ Certain Effects of the Offer and the Merger,” “Source and Amount of Funds” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 15 — “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 8, 2017

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Open Text Corporation on July 26, 2017 (incorporated by reference to the pre-commencement communication filing on Schedule TO filed by Open Text Corporation with the Securities and Exchange Commission on July 26, 2017)

(a)(5)(B)	Press Release issued by Open Text Corporation on August 8, 2017

(a)(5)(C)	Form of summary advertisement, published in The New York Times on August 8, 2017

(b)(1)	Amended and Restated Credit Agreement among Open Text Corporation and certain of its subsidiaries, the Lenders, Barclays Bank PLC, Royal Bank of Canada, Barclays Capital and RBC Capital Markets, dated as of November 9, 2011, filed as Exhibit 99.1 to the Current Report on Form 8-K, filed on November 9, 2011 by Open Text Corporation and incorporated by reference herein.

(b)(2)	First Amendment to Amended and Restated Credit Agreement and Amended and Restated Security and Pledge Agreement, dated as of December 16, 2013, between Open Text ULC, as term borrower, Open Text ULC, Open Text Inc. and Open Text Corporation, as revolving credit borrowers, the domestic guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as sole administrative agent and collateral agent, and Royal Bank of Canada, as documentary credit lender, filed as Exhibit 10.1 to the Current Report on Form 8-K, filed on December 20, 2013 by Open Text Corporation and incorporated by reference herein.

(b)(3)	Second Amendment to Amended and Restated Credit Agreement, dated as of December 22, 2014, between Open Text ULC, as term borrower, Open Text ULC, Open Text Holdings, Inc. and Open Text Corporation, as revolving credit borrowers, the domestic guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as sole administrative agent and collateral agent, and Royal Bank of Canada, as documentary credit lender, filed as Exhibit 10.1 to the Current Report on Form 8-K, filed on December 23, 2014 by Open Text Corporation and incorporated by reference herein.

(b)(4)	Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of May 5, 2017, among Open Text ULC, Open Text Holdings, Inc. and Open Text Corporation, as borrowers, the guarantors party thereto, each of the lenders party thereto, and Barclays Bank PLC, as sole administrative agent and collateral agent, filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed on May 8, 2017 by Open Text Corporation and incorporated by reference herein.

(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2017, by and among Open Text Corporation, Galileo Acquisition Sub Inc. and Guidance Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Guidance Software, Inc. with the Securities Exchange Commission on July 26, 2017)

(d)(2)	Tender and Voting Agreement, dated as of July 25, 2017, by and among Open Text Corporation, Galileo Acquisition Sub Inc. and certain stockholders of Guidance Software, Inc. (incorporated by reference to Exhibit 6 to Schedule 13D filed by OpenText Corporation with the Securities and Exchange Commission on August 4, 2017)

(d)(3)	Confidentiality Agreement, dated as of November 11, 2016, by and between Open Text Corporation and Guidance Software, Inc. (incorporated by reference to Exhibit 7 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on August 4, 2017)

(d)(4)	Exclusivity Agreement, dated as of June 26, 2017, by and between Open Text Corporation and Guidance Software, Inc.

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2017

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	EVP, CLO and Corporate Development

GALILEO ACQUISITION SUB INC.

By:	/s/ Gordon A. Davies
	Name:	Gordon A. Davies
	Title:	President and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 8, 2017

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Open Text Corporation on July 26, 2017 (incorporated by reference to the pre-commencement communication filing on Schedule TO filed by Open Text Corporation with the Securities and Exchange Commission on July 26, 2017)

(a)(5)(B)	Press Release issued by Open Text Corporation on August 8, 2017

(a)(5)(C)	Form of summary advertisement, published in The New York Times on August 8, 2017

(b)(1)	Amended and Restated Credit Agreement among Open Text Corporation and certain of its subsidiaries, the Lenders, Barclays Bank PLC, Royal Bank of Canada, Barclays Capital and RBC Capital Markets, dated as of November 9, 2011, filed as Exhibit 99.1 to the Current Report on Form 8-K, filed on November 9, 2011 by Open Text Corporation and incorporated by reference herein.

(b)(2)	First Amendment to Amended and Restated Credit Agreement and Amended and Restated Security and Pledge Agreement, dated as of December 16, 2013, between Open Text ULC, as term borrower, Open Text ULC, Open Text Inc. and Open Text Corporation, as revolving credit borrowers, the domestic guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as sole administrative agent and collateral agent, and Royal Bank of Canada, as documentary credit lender, filed as Exhibit 10.1 to the Current Report on Form 8-K, filed on December 20, 2013 by Open Text Corporation and incorporated by reference herein.

(b)(3)	Second Amendment to Amended and Restated Credit Agreement, dated as of December 22, 2014, between Open Text ULC, as term borrower, Open Text ULC, Open Text Holdings, Inc. and Open Text Corporation, as revolving credit borrowers, the domestic guarantors party thereto, each of the lenders party thereto, Barclays Bank PLC, as sole administrative agent and collateral agent, and Royal Bank of Canada, as documentary credit lender, filed as Exhibit 10.1 to the Current Report on Form 8-K, filed on December 23, 2014 by Open Text Corporation and incorporated by reference herein.

(b)(4)	Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of May 5, 2017, among Open Text ULC, Open Text Holdings, Inc. and Open Text Corporation, as borrowers, the guarantors party thereto, each of the lenders party thereto, and Barclays Bank PLC, as sole administrative agent and collateral agent, filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q, filed on May 8, 2017 by Open Text Corporation and incorporated by reference herein.

(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2017, by and among Open Text Corporation, Galileo Acquisition Sub Inc. and Guidance Software, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Guidance Software, Inc. with the Securities Exchange Commission on July 26, 2017)

(d)(2)	Tender and Voting Agreement, dated as of July 25, 2017, by and among Open Text Corporation, Galileo Acquisition Sub Inc. and certain stockholders of Guidance Software, Inc. (incorporated by reference to Exhibit 6 to Schedule 13D filed by OpenText Corporation with the Securities and Exchange Commission on August 4, 2017)

(d)(3)	Confidentiality Agreement, dated as of November 11, 2016, by and between Open Text Corporation and Guidance Software, Inc. (incorporated by reference to Exhibit 7 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on August 4, 2017)

(d)(4)	Exclusivity Agreement, dated as of June 26, 2017, by and between Open Text Corporation and Guidance Software, Inc.

(g)	Not applicable

(h)	Not applicable